KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2007	Year Ended June 30, 2006	Year Ended June 30, 2005
	(In Thousands, Except Per Share Data, Unaudited)

Income available to common stockholders	$1,934	$9,608	$18,898

Weighted average shares outstanding	69,242	70,904	57,963

Basic earnings per share	$0.03	$0.14	$0.33

Income for diluted earnings per share	$1,934	$9,608	$18,898

Total weighted average common shares and equivalents outstanding for diluted computation	69,581	70,982	57,963

Diluted earnings per share	$0.03	$0.14	$0.33